SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

VIA EDGAR                                                                                                      November 8, 2021

Re:	Acceleration Request for Apria, Inc.
Registration Statement on Form S-1

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jordan Nimitz, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Apria, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m., Washington, D.C. time, on November 10, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-7614 with any questions.

Very truly yours,

/s/ Edgar J. Lewandowski
Edgar J. Lewandowski

November 8, 2021

VIA EDGAR

Re:	Apria, Inc.

Registration Statement on Form S-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jordan Nimitz, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apria, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:15 p.m., Washington, D.C. time, on November 10, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

APRIA, INC.

By:	/s/ Debra L. Morris
Name: Debra L. Morris
Title: Chief Financial Officer

[Signature Page to Acceleration Request Letter]

November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz, Esq.

Re:	Apria, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Apria, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:15 p.m. Eastern Time on November 10, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS & CO. LLC
Acting severally on behalf of themselves and the several Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Raymond Cooper
Name: Raymond Cooper
Title: Managing Director

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]